

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 20, 2023

Edwin Chun Yin Wong
Chief Executive Officer
J-Long Group Ltd
Flat F, 8/F, Houston Industrial Building
32-40 Wang Lung Street, Tsuen Wan
New Territories, Hong Kong

      Re: J-Long Group Ltd
          Amendment No. 1 to Draft Registration Statement on Form F-1
          Submitted March 2, 2022
          CIK No. 0001948436

Dear Edwin Chun Yin Wong:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No.1 to Draft Registration Statement on Form F-1

Recent Regulatory Developments in the PRC, page 11

1.   We note your revised disclosure regarding the "Trial Measures" and new CSRC filing procedures. Please revise to clarify if the company and this offering will be subject to such Trial Measures and filing requirements.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page
62

2.   We note your response to comment 8 and your related revision stating that you have no
        critical accounting estimates. It is not clear to us how you determined that you have no
        critical accounting policies or estimates. Please tell us why you believe you have no
        critical accounting estimates including why the net realizable value of inventory,
        impairments of long-lived assets, contingent liabilities, valuation of deferred tax assets
        and tax contingencies, and fair value measurements are not critical accounting policies for
        you as these all appear to apply to your business. Refer to Release No. 33-8350 and
        Release No. 33-8040 for additional guidance.

Major Factors Affecting Our Financial Results, page 63

3.   We note your revised disclosure in response to our comments 6 and 7 describing the
        impact of covid-19 and related supply chain issues on your business. Please augment your
        disclosure to quantify, the impact on your revenues, or results of operation due to covid-
        19 and supply chain issues, in the past and going forward.

        You may contact Stephen Kim at 202-551-3291 or Linda Cvrkel at 202-551-3813 if you
have questions regarding comments on the financial statements and related matters. Please
contact Scott Anderegg at 202-551-3342 or Donald Field at 202-551-3680 with any other
questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Trade & Services